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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           DETROIT DIESEL CORPORATION

                       (Name of Subject Company (issuer))

                        DIESEL PROJECT DEVELOPMENT, INC.

                          A WHOLLY OWNED SUBSIDIARY OF
                         DAIMLERCHRYSLER NORTH AMERICA
                              HOLDING CORPORATION
                      (Names of Filing Persons (offerors))
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)
                            ------------------------

                                   250837101

                     (CUSIP Number of Class of Securities)

                                 THOMAS P. CAPO
                                   PRESIDENT
               DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                              1000 CHRYSLER DRIVE
                       AUBURN HILLS, MICHIGAN 48326-2766
                           TELEPHONE: (248) 512-6130
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                            J. Michael Schell, Esq.
                            Margaret L. Wolff, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                            Telephone: 212-735-3000
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                       $432,852,571                                                  $86,570.52

           For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all
*          outstanding shares of common stock of Detroit Diesel Corporation other than shares beneficially owned by the offerors (18,287,490 shares) and (ii) shares of common stock of Detroit Diesel Corporation subject to options that will be vested and exercisable as of the closing of this offer (532,187 shares). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities
           Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
/ /        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
           Amount Previously Paid: N/A        Form or Registration No.: N/A
           Filing party: N/A                  Date Filed: N/A
/ /        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
           /X/  third-party tender offer subject to Rule 14d-1.
           / /  issuer tender offer subject to Rule 13e-4.
           / /  going-private transaction subject to Rule 13e-3.
           /X/  amendment to Schedule 13D under Rule 13d-2.
           Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

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
                                  SCHEDULE 13D

CUSIP NO. 250 837 101

-----------------------------------------------------------------------------------------------

   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           DIESEL PROJECT DEVELOPMENT, INC.
-----------------------------------------------------------------------------------------------

   2.      Check the Appropriate Box if a Member of a Group*                            (a) /X/

                                                                                        (b) / /
-----------------------------------------------------------------------------------------------

   3.      SEC Use Only
-----------------------------------------------------------------------------------------------

   4.      Source of Funds*
           AF
-----------------------------------------------------------------------------------------------

   5.      Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
           2(e)
           / /
-----------------------------------------------------------------------------------------------

   6.      Citizenship or Place of Organization
           DELAWARE
-----------------------------------------------------------------------------------------------

   Number of      7.         Sole Voting Power    None.

                  8.         Shared Voting Power    None.

                  9.         Sole Dispositive Power    None.

                  10.        Shared Dispositive Power    None.


   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           None.
-----------------------------------------------------------------------------------------------

   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
           / /
-----------------------------------------------------------------------------------------------

   13.     Percent of Class Represented by Amount in Row (11)
           N/A
-----------------------------------------------------------------------------------------------

   14.     Type of Reporting Person*
           CO
-----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 250 837 101

-----------------------------------------------------------------------------------------------

   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
           22-1760935
-----------------------------------------------------------------------------------------------

   2.      Check the Appropriate Box if a Member of a Group*                            (a) /X/

                                                                                        (b) / /
-----------------------------------------------------------------------------------------------

   3.      SEC Use Only
-----------------------------------------------------------------------------------------------

   4.      Source of Funds*    AF
-----------------------------------------------------------------------------------------------

   5.      Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
           2(e)    / /
-----------------------------------------------------------------------------------------------

   6.      Citizenship or Place of Organization
           DELAWARE
-----------------------------------------------------------------------------------------------

   Number of      7.         Sole Voting Power
                             4,935,361 Shares (21.4%)

                  8.         Shared Voting Power
                             See also the discussion of the Stock Purchase Agreement under "Item
                             4. Terms of the Transaction" and "Item 5. Past Contacts,
                             Transactions, Negotiations and Agreements" with respect to the Shares beneficially owned by DDC Holdings, Inc.

                  9.         Sole Dispositive Power    None.

                  10.        Shared Dispositive Power    None.


   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           4,935,361 Shares (21.4%). See also the discussion of the Stock Purchase Agreement under "Item 4. Terms of the Transaction" and "Item 5. Past Contacts, Transactions,
           Negotiations and Agreements" with respect to the Shares beneficially owned by DDC
           Holdings, Inc.
-----------------------------------------------------------------------------------------------

   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*               / /
-----------------------------------------------------------------------------------------------

   13.     Percent of Class Represented by Amount in Row (11)
           21.4%. See also the discussion of the Stock Purchase Agreement under "Item 4. Terms of the Transaction" and "Item 5. Past Contacts, Transactions, Negotiations and
           Agreements" with respect to the Shares beneficially owned by DDC Holdings, Inc.
-----------------------------------------------------------------------------------------------

   14.     Type of Reporting Person*    CO
-----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (1) The name of the subject company is Detroit Diesel Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 13400 Outer Drive West, Detroit, Michigan 48239-4001. The telephone number of the Company is (313) 592-5000.

    (2) This Statement relates to the offer by Diesel Project Development, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA"), to purchase all outstanding shares of common stock of the Company, par value $0.01 per share (the "Shares"), at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

    (3) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

    (a), (b), (c) The information set forth in "Certain Information Concerning DCNA and the Purchaser" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a)(1)(i)-(viii), (xii) The information set forth under "Introduction," "Acceptance for Payment and Payment for Shares," "Terms of the Offer," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences" and "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement" in the Offer to Purchase is incorporated herein by reference.

    (a)(1)(ix) Not applicable

    (x) Not applicable

    (xi) Not applicable

    (a)(2)(i)-(iv), (vii) The information set forth under "Introduction," "Terms of the Offer," "Certain United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

    (a)(2)(v) Not applicable

    (vi) Not applicable

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in "Background of the Offer; Past Contacts or Negotiations with the Company," "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement," "Certain Information Concerning the Company," "Certain Information Concerning DCNA and the Purchaser" and "Purpose of the Offer; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

    (a), (c)(1), (3-7) The information set forth in "Introduction," "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement," "Purpose of the Offer; Plans for the Company," "Certain Effects of the Offer" and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

    (c)(2) None

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable

    (d) Not applicable

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning DCNA and the Purchaser," "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in "Introduction" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable

ITEM 11. ADDITIONAL INFORMATION.

    The information set forth in "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

    (a)(1) Offer to Purchase, dated July 31, 2000.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Press Release issued by DCNA and DaimerChrysler AG on July 20, 2000, incorporated herein by reference to the Schedule TO filed by DCNA and the Purchaser on July 20, 2000.

    (a)(8) Summary Advertisement as published in THE WALL STREET JOURNAL on July 31, 2000.

    (d)(1) Agreement and Plan of Merger, dated as of July 20, 2000, among DCNA, the Purchaser and the Company.

    (d)(2) Stock Purchase Agreement, dated as of July 20, 2000, between DCNA and DDC Holdings, Inc., a Delaware corporation.

    (d)(3) Stock Put Option Agreement, dated as of July 20, 2000, between Penske Corporation and the Company.

    (d)(4) Management Services Agreement, dated as of July 20, 2000, between Penske Corporation and the Company, as amended.

    (g) Not applicable.

    (h) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DIESEL PROJECT DEVELOPMENT, INC.

                                By:  /s/ JOACHIM DREES
                                     -----------------------------------------
                                     Name: Joachim Drees
                                     Title: Vice President and Secretary

                                DAIMLERCHRYSLER NORTH AMERICA HOLDING
                                CORPORATION

                                By:  /s/ THOMAS P. CAPO
                                     -----------------------------------------
                                     Name: Thomas P. Capo
                                     Title: President

                                 EXHIBIT INDEX

EXHIBIT NO.                                         EXHIBIT NAME                                          PAGE NUMBER
-----------  -------------------------------------------------------------------------------------------  -----------

    (a)(1)   Offer to Purchase dated July 31, 2000......................................................

    (a)(2)   Letter of Transmittal......................................................................

    (a)(3)   Notice of Guaranteed Delivery..............................................................

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees...........................................................................

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.................................................................................

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute
               Form W-9.................................................................................

    (a)(7)   Press Release issued by DCNA and DaimlerChrysler AG on July 20, 2000, incorporated herein by reference to the Schedule TO filed by DCNA and the Purchaser on July 20, 2000.........

    (a)(8)   Summary Advertisement as published in THE WALL STREET JOURNAL on July 31, 2000.............

    (d)(1)   Agreement and Plan of Merger, dated as of July 20, 2000, among DCNA, the Purchaser and the
               Company..................................................................................

    (d)(2)   Stock Purchase Agreement, dated as of July 20, 2000, between DCNA and DDC Holdings, Inc., a
               Delaware corporation.....................................................................

    (d)(3)   Stock Put Option Agreement, dated as of July 20, 2000, between Penske Corporation and the
               Company..................................................................................

    (d)(4)   Management Services Agreement, dated as of July 20, 2000, between Penske Corporation and the Company, as amended..................................................................

       (g)   Not applicable.............................................................................

       (h)   Not applicable.............................................................................